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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ---------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               MHM Services, Inc.
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $ .01 per share
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                         (Title of Class of Securities)

                                   587154-105
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                                 (CUSIP Number)



















                        (Continued on following page(s))

                               Page 1 of 4 Pages

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CUSIP NO. 587154-105                 13G                     PAGE 2 OF 4 PAGES





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     1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Michael S. Pinkert

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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [ ]
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     3. SEC USE ONLY


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     4. CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                       5.    SOLE VOTING POWER
                               192,969

  NUMBER OF        ------------------------------------------------------
   SHARES              6.    SHARED VOTING POWER
BENEFICIALLY                   10,583
  OWNED BY
    EACH           ------------------------------------------------------
  REPORTING            7.    SOLE DISPOSITIVE POWER
   PERSON                      192,969
    WITH
                   ------------------------------------------------------
                       8.    SHARED DISPOSITIVE POWER
                               10,583

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 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     204,082

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                               [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.03%

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12.  TYPE OF REPORTING PERSON
     IN

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CUSIP NO. 587154-105                 13G                       PAGE 3 OF 4 PAGES




ITEM 1.
     ITEM 1(a):    NAME OF ISSUER:
                     MHM Services, Inc.

     ITEM 1(b):    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                     8000 Towers Crescent Drive, Suite 810, Vienna,
                     Virginia 22182

ITEM 2.
     ITEM 2(a):    NAME OF PERSON FILING:
                     Michael S. Pinkert

     ITEM 2(b):    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                     8000 Towers Crescent Drive, Suite 810, Vienna,
                     Virginia 22182

     ITEM 2(c):    CITIZENSHIP:
                     United States

     ITEM 2(d):    TITLE OF CLASS OF SECURITIES:
                     Common Stock, par value $ .01 per share

     ITEM 2(e):    CUSIP NUMBER:
                     587154-105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
             Not Applicable.

ITEM 4.      OWNERSHIP:

             (a)     AMOUNT BENEFICIALLY OWNED:
                     204,082(1)(2)

             (b)     PERCENT OF CLASS:
                     6.03%

             (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                         192,969(1)

                    (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:
                         10,583(2)

                   (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                         192,969(1)


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CUSIP NO. 587154-105                 13G                     PAGE 4 OF 4 PAGES




                    (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF: 10,583(2)

-----------------
(1) Includes 120,969 shares of Common Stock and options exercisable within the next 60 days to acquire 72,000 shares of Common Stock
(2) Includes 2,000 shares of Common Stock held by Mr. Pinkert's children and 8,583 shares of Common Stock held in the Company's 401(k) plan.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable.

ITEM 10.  CERTIFICATION.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 18, 1997            /s/ Michael S. Pinkert
                                    ---------------------------------
                                    Michael S. Pinkert, President and
                                     Chief Executive Officer